UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Imago BioSciences, Inc.

(Name of Subject Company)

Imago BioSciences, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45250K107

(CUSIP Number of Class of Securities)

Hugh Y. Rienhoff, Jr., M.D.

Chief Executive Officer

303 Twin Dolphin Drive, 6th Floor

Redwood City, California 94065

(415) 529-5055

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Benjamin A. Potter

Julia A. Thompson

Shagufa R. Hossain

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by M-Inspire Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Merck Sharp & Dohme LLC (“Parent”), for all of the outstanding shares of common stock, par value $0.0001 per share of Imago BioSciences, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated November 19, 2022, among the Company, Parent and Purchaser. If successful, the Offer will be followed by a merger of Purchaser with and into the Company (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

• Exhibit 99.1:	Joint Press Release, dated November 21, 2022

• Exhibit 99.2:	Letter to Investors, first used on November 21, 2022

• Exhibit 99.3:	Letter to Employees, first used on November 21, 2022

• Exhibit 99.4:	Letter to Clinical Investigators, first used on November 21, 2022

• Exhibit 99.5:	Letter to Vendors and Service Providers, first used on November 21, 2022

• Exhibit 99.6:	Letter to Scientific Collaborators, first used on November 21, 2022

• Exhibit 99.7:	Imago Social Media Communications, posted on November 21, 2022

Notice to Investors and Security Holders

The tender offer referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Merck Sharp & Dohme LLC (together with its subsidiaries, “Merck”) will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of common stock (the “Shares”) of Imago BioSciences, Inc. (together with its subsidiaries, “Imago”) will only be made pursuant to an offer to purchase and related tender offer materials. At the time the planned tender offer is commenced, Merck will file a tender offer statement on Schedule TO and thereafter Imago will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Imago. Copies of the documents filed with the SEC by Imago will be available free of charge on Imago’s internet website at https://ir.imagobio.com/financial-information/sec-filings or by contacting Imago’s investor relations contact at Laurence@gilmartinir.com. Copies of the documents filed with the SEC by Merck can be obtained, when filed, free of charge by directing a request to the Information Agent for the tender offer which will be named in the tender offer materials.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by Merck, as well as the solicitation/recommendation statement to be filed by Imago, Imago will continue to file annual, quarterly and current reports with the SEC. Imago’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements of Imago BioSciences

The information contained in this communication is as of November 21, 2022. Imago assumes no obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments, except as may be required by law.

This communication contains forward-looking information related to Imago and the proposed acquisition of Imago that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions to the consummation of the acquisition; statements about the expected timetable for completing the transaction; Imago’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Imago, Imago’s product pipeline and the anticipated timing of closing of the proposed acquisition.

Risks and uncertainties include, among other things, uncertainties as to the timing of the Offer and the subsequent Merger; risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all; uncertainties as to how many of Imago’s stockholders will tender their Shares into the Offer and the possibility that the acquisition does not close; the possibility that competing offers or acquisition proposals may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; Imago’s limited operating history and lack of products for commercial sale; Imago’s dependence on development, regulatory approval and commercialization of its product candidates; difficulties in enrolling patients and risks of substantial delays in its clinical trials; Imago’s minimal control over product candidates in investigator-initiated clinical trials; uncertainties in the cost and outcomes of its clinical studies and the acceptance for presentation at medical meetings of data from such clinical studies; uncertainties in the regulatory review and approval of Imago’s product candidates if its pivotal studies are positive; potentially material changes to the interim, top-line and preliminary data from its clinical trials; potential undesirable effects of Imago’s product candidates and safety or supply issues, in each case with respect to its product candidates alone or in combination with other compounds or products; Imago’s potential inability to obtain and maintain orphan drug designation and delays in approvals despite FDA Fast Track designation for expedited review; risks related to clinical trials outside of the United States; Imago’s need to manufacture adequate supplies, including multiple batches of Bomedemstat, using a commercial current Good Manufacturing Practice; risks related to information technology system and cybersecurity; risks related to misconduct of Imago’s employees and independent contractors; risks related to hazardous materials and Imago’s compliance with environmental laws and regulations; risks related to litigation and other claims; risks related to reliance on third parties to conduct and support preclinical studies and clinical trials, and to manufacture Imago’s product candidates; risks related to third-party intellectual property infringement claims and Imago’s ability to protect its own intellectual property; and risks related to governmental policies and regulations, including with respect to drug prices and reimbursement, and changes thereof.

Further descriptions of risks and uncertainties relating to Imago can be found in Imago’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, its Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Current Reports on Form 8 K, all of which are filed with the SEC and available at www.sec.gov and https://ir.imagobio.com/financial-information/sec-filings.

These forward-looking statements are based on numerous assumptions and assessments made by Imago in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this communication are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.

Forward-Looking Statement of Merck

This communication includes statements that are not statements of historical fact, or “forward-looking statements,” including with respect to Merck’s proposed acquisition of Imago. Such forward-looking statements include, but are not limited to, the ability of Merck and Imago to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, Merck’s and Imago’s beliefs and expectations and statements about the benefits sought to be achieved in Merck’s proposed acquisition of Imago, the potential effects of the acquisition on both Merck and Imago, the possibility of any termination of the merger agreement, as well as the expected benefits and success of Imago’s product candidates. These statements are based upon the current beliefs and expectations of Merck’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all, with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Imago’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Imago’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of the global outbreak of novel coronavirus disease (COVID-19); the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; Merck’s ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of Merck’s patents and other protections for innovative products; and the exposure to litigation, including patent litigation, and/or regulatory actions.

Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck & Co., Inc.’s 2021 Annual Report on Form 10-K and its other filings with the SEC available at the SEC’s Internet site (www.sec.gov).